SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on June 25, 2021.

BUENOS AIRES, ARGENTINA – June 25, 2021 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), announces that it has issued notes in the local capital markets for a total amount of USD 35.7 million according to the following information:

Notes Series XXXIV
Amount Offered: USD 47,470,848
Amount Issued: USD 35,737,138.
Number of Offers Received: 3,332
Apportionment Factor of the Competitive Tranche: 85.7923%
Apportionment Factor of the Non-Competitive Tranche: 98.1604%
Issuance and Settlement Date: June 30, 2021
Maturity Date: June 30, 2024
Issuance Price: 100.00% Face Value
Interest Rate: 6.99% nominal annual
Interest payments: Semiannual starting on December 31, 2021
Principal maturity: The capital of the Series XXXIV Notes will be amortized in 3 annual installments, beginning on the first anniversary of the issue and settlement date, as indicated below:
-
33% of capital, 12 months after the Issue and Settlement Date, payable on June 30, 2022;

-
33% of capital, 24 months from the Issue and Settlement Date, payable on June 30, 2023;
-
34% of capital, on the Maturity Date.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
June 25, 2021